Filed by The Bear Stearns Companies Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                              of the Securities Exchange Act of 1934, as amended

                                Subject Company: The Bear Stearns Companies Inc.
                                                 (Commission File No. 001-08989)

Certain statements contained in this filing are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those discussed in the forward-looking statements. For a discussion of the risks and uncertainties that may affect the Company's future results, please see "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended November 30, 2007, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Management" included in Exhibit 13 to the Company's Annual Report on Form 10-K for the year ended November 30, 2007 and similar sections of the Company's quarterly reports on Form 10-Q, which have been filed with the Securities and Exchange Commission ("SEC").

Additional Information
In connection with the proposed merger, JPMorgan Chase & Co. will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Bear Stearns that also constitutes a prospectus of JPMorgan Chase. Bear Stearns will mail the proxy statement/prospectus to its stockholders. JPMorgan Chase and Bear Stearns urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain these documents, free of charge, from Bear Stearns' website (www.bearstearns.com) under the heading "Investor Relations" and then under the tab "SEC Filings." You may also obtain these documents, free of charge, from JPMorgan Chase's website (www.jpmorganchase.com) under the tab "Investor Relations" and then under the heading "Financial Information" then under the item "SEC Filings". You may also obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov).

Participants in the Solicitation
Bear Stearns, JPMorgan Chase and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Bear Stearns stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Bear Stearns stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Bear Stearns' executive officers and directors in its Annual Report on Form 10-K/A for the year ended November 30, 2008 filed with the SEC on March 31, 2008. You can find information about JPMorgan Chase's executive officers and directors in its definitive

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proxy statement filed with the SEC on March 30, 2007. You can obtain free copies of these documents from JPMorgan Chase and Bear Stearns as set forth above.

                                      * * *

[The following is an announcement made to the employees of The Bear Stearns Companies Inc.]

                      Q&A - Bear Stearns and JPMorgan Chase

Q1.   When will the transaction take effect?
A1. Subject to required approvals, JPMC's acquisition of Bear Stearns is expected to close by the end of the second calendar quarter--June 2008.

Q2. Is JPMC buying all of Bear Stearns or parts of the company? Will this include Asia and Europe, and our mortgage subsidiaries?
A2.   JPMC has agreed to purchase all of Bear Stearns and its subsidiaries.

Q3.   Will any of Bear Stearns businesses be sold off or shut down?
A3. We understand that JPMC will carefully evaluate all of Bear Stearns businesses before making any determinations as to their future.

Q4. Will Bear Stearns continue to conduct business or is all business suspended for the time being? Are we still operating under the Bear Stearns brand?
A4. Yes, Bear Stearns is conducting business and JPMC is guaranteeing the trading obligations of Bear Stearns and its subsidiaries and is providing management oversight for its operations. We are still operating under the "Bear Stearns" name until further notice.

Q5. What information can we provide to our clients about their assets (safety and security of customer assets)?
A5.   Client assets are held in custody of Bear, Stearns Securities Corp.
      (BSSC), a separately capitalized subsidiary of Bear Stearns. JPMC is guaranteeing the trading obligations and counterparty risk of Bear Stearns.

Q6. What may I share with my clients regarding the acquisition and future business transactions?
A6. Assure your clients that they may continue to transact business with Bear Stearns with confidence.

Q7.   Is my job/job function changing?

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A7.   At this point we encourage you to continue working with a "business as usual" approach. Over the next few weeks, JPMC managers will engage their Bear Stearns counterparts to get a fuller understanding of the business, and its people. Based on this information and combined with information about similar functions at JPMC, managers will determine the workforce requirements of the business. Where workforce planning indicates reductions in force, each business will create a people decision process that will assure the best team from both firms.

Q8.   Will I need to relocate to another building?
A8. When the acquisition is closed, JPMC will be in possession of all Bear Stearns locations. No determinations have been made at this time regarding relocations or any movement of staff.

Q9. Will my salary and benefits be affected during the transition? Will my years of service and vesting be credited by JPMC?
A9. While you're employed by Bear Stearns during the transition, your salary and benefits will remain ongoing. Our compensation and benefit plans are being evaluated by JPMC during the transition period to determine what changes will be needed for Bear Stearns employees moving forward.

Q10.  Are my 401(k) and Profit Sharing Plan account balances secure?
A10. Your 401(k) and Profit Sharing Plans are held in trust and are not general assets of Bear Stearns. Your investments are subject to normal market fluctuations based on your asset allocation. You can review your account balances by logging onto Employee Central on bear.com.

Q11.  Does the acquisition affect the status of my 401(k) loan?
A11. Until the closing, your loan status remains current without changes, and repayments will continue to be deducted from your pay. Following the closing of the merger, the benefits programs of the two organizations will be combined and it is anticipated that your 401(k) Plan balance and any associated loans will transfer to the merged plan.

      However, if your employment terminates prior to the anticipated merger of the plans, by voluntary or involuntary means, the terms of the Bear Stearns 401(k) Plan require that any outstanding loan balance will need to be paid in full by certified check or money order, or your loan balance will be considered a taxable distribution to you and will be reported as taxable income to the IRS. When a taxable distribution is declared, you will not receive any additional money; the taxable distribution simply accounts for the portion of your outstanding loan balance which you did not repay to your Bear Stearns 401(k) Plan account. You will be liable for income taxes on the amount reported to the IRS and, depending upon your age, you may also be liable for a 10% early withdrawal penalty. You will receive Form 1099-R by January 31st of the year following the year in which you receive your distribution.

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Q12.  Will I continue to receive bi-weekly pay checks?
A12. At this time the current pay cycle remains unchanged and you will receive a bi-weekly pay check during the time you are employed with the Firm. If you are offered and accept a position with JPMC you will be notified if the pay cycle has changed.

Q13. Have the policies and procedures regarding personal brokerage accounts changed?
A13. To the extent required by compliance policies, you must continue to maintain accounts at Bear Stearns. Please keep in mind that JPMC is guaranteeing the trading obligations of Bear Stearns.

Additional info and where to find it:
This document may be deemed to be solicitation material in respect of the proposed merger of The Bear Stearns Companies Inc. and JPMorgan Chase. In connection with the proposed merger, Bear Stearns will file a proxy statement with the U.S. Securities and Exchange Commission (the "SEC"). Investors and security holders of Bear Stearns are advised to read the proxy statement and any other documents filed with the SEC when they become available because those documents will contain important information about the proposed merger. The final proxy statement will be mailed to stockholders of Bear Stearns. Investors and security holders may obtain a free copy of the proxy statement, when it becomes available, and the other documents filed by Bear Stearns, at the SEC's web site at http://www.sec.gov. Copies of the proxy statement, when it becomes available, and Bear Stearns' other filings with the SEC may also be obtained from the company by directing a request to The Bear Stearns Companies Inc., 383 Madison Ave., New York, NY 10179, Attention: Secretary.

Participants in Solicitation:
Bear Stearns and its directors, executive officers and employees may be deemed to be soliciting proxies from its stockholders in favor of the merger. Information regarding Bear Stearns' executive officers is available in Bear Stearns' Annual Report on Form 10-K for the year ended November 30, 2007. Information regarding Bear Stearns' directors is available in Bear Stearns' proxy statement for its 2007 annual meeting of stockholders filed with the SEC on March 27, 2007. Additional information regarding the interests of such potential participants in the solicitation will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.